AMERICAN INDEPENDENCE FUNDS TRUST

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

(212) 488-1331

August 12, 2016

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

VIA ELECTRONIC DELIVERY

RE:      RESPONSE LETTER TO COMMENTS

The American Independence Funds Trust (the “Registrant” or “Trust”)

            SEC File Numbers: 811-21757; 333-124214

Mr. Grzeskiewicz:

On behalf of the American Independence Funds Trust (the “Trust”), we are responding to your three comments on the Preliminary Proxy Statement that was filed August 1, 2016 pursuant to Section 14(a) of the Securities Exchange Act of 1934 related to the American Independence Boyd Watterson Core Plus Fund (“Core Plus Fund”), the American Independence Kansas Tax-Exempt Bond Fund (“Kansas Fund”), and the American Independence Navellier International Fund (“International Fund”) (collectively “Funds”).

Comments and responses are detailed below:

GENERAL COMMENT 1 (APPLICABLE TO PROPOSALS 1, 2, 3A, AND 3B): INCLUDE ALL INFORMATION IN ITEM 22(C) OF SCHEDULE 14A.

Requirement from Item 22(c) of Schedule 14A	Response
(1) With respect to the existing investment advisory contract:

This proxy statement proposes new investment sub-advisory contracts between RiskX Investments, LLC (“RiskX Investments” or the “Adviser”) and sub-advisers on behalf of the Funds. No changes are proposed for the investment advisory contract between RiskX Investments and the Trust. Consequently, responses that follow relate only to the sub-advisory contracts.

(i) State the date of the contract and the date on which it was last submitted to a vote of security holders of the Fund, including the purpose of such submission;

Information added to the proxy:

The existing sub-advisory contract related to the Fund was submitted to security holders on November 20, 2015, a meeting that was called due to a change in control in the Adviser and was approved by each respective Fund’s shareholders.

(ii) Briefly describe the terms of the contract, including the rate of compensation of the investment adviser;

Already included in the proxy statement.

For the Kansas Fund, see page 3: “Terms of the Sub-Advisory Contract.”

For the Core Plus Fund, see page 8: “Terms of the Sub-Advisory Contract.”

For the Navellier contract with the International Fund, see page 12: “Terms of the Sub-Advisory Contract.”

For the Manifold contract with the International Fund, see page 16: “Terms of the Sub-Advisory Contract.”

(iii) State the aggregate amount of the investment adviser's fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the Fund;

Information added to proxy:

Aggregate amount of sub-advisory fees for current sub-advisers {Arrivato Asset Management, LLC (“Arrivato”) on behalf of the Kansas Fund, Boyd Watterson Asset Management LLC (“BWAM”) on behalf of the Core Plus Fund, and Navellier & Associates, Inc.(“Navellier”) on behalf of the International Fund} has been added to the proxy. No other material payments were made by the Funds to any sub-adviser or affiliated person of any sub-adviser.

See “Background” on pages 2, 7, and 11.

(iv) If any person is acting as an investment adviser of the Fund other than pursuant to a written contract that has been approved by the security holders of the company, identify the person and describe the nature of the services and arrangements;

None.

(v) Describe any action taken with respect to the investment advisory contract since the beginning of the Fund's last fiscal year by the board of directors of the Fund (unless described in response to paragraph (c)(1)(vi)) of this Item 22); and

Already included in the proxy statement. See “Approval of Sub-Advisory Agreement by the Board of Trustees” on pages 4, 8, 13, and 17.

(vi) If an investment advisory contract was terminated or not renewed for any reason, state the date of such termination or non-renewal, identify the parties involved, and describe the circumstances of such termination or non-renewal.

Already included in the proxy statement. See “Approval of Sub-Advisory Agreement by the Board of Trustees” on pages 4, 8, 13, and 17.
(2) State the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser.	Already included in the proxy statement. See the tables on pages 6, 10, 15, and 19.
(3) State the names and addresses of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent.

Information added to the proxy:

Carret Asset Management, LLC is directly owned by Carret Asset Management Group, LLC, and both are located at 1345 Avenue of the Americas, 27th Floor, New York, NY 10105; the ultimate parent of Carret Asset Management, LLC is the Everest Trust, located at Tropic Isle Building, P.O. Box 3331, Road Town, Tortola, British Virgin Islands VG 1110.

Louis Navellier owns more than 75% of Navellier & Associates, Inc. Both are located at 1 E. Liberty Street, Suite 504, Reno, NV 89501.

The Chalice Fund owns more than 75% of Manifold Partners, LLC, both of which are located at 505 Sansome Street, Suite 1925, San Francisco, CA 94111.

(4) If the investment adviser is a corporation and if, to the knowledge of the persons making the solicitation or the persons on whose behalf the solicitation is made, any person not named in answer to paragraph (c)(3) of this Item 22 owns, of record or beneficially, ten percent or more of the outstanding voting securities of the investment adviser, indicate that fact and state the name and address of each such person.

Not applicable.

(5) Name each officer or director of the Fund who is an officer, employee, director, general partner or shareholder of the investment adviser. As to any officer or director who is not a director or general partner of the investment adviser and who owns securities or has any other material direct or indirect interest in the investment adviser or any other person controlling, controlled by or under common control with the investment adviser, describe the nature of such interest.

Already included in the proxy statement. See “Relationships with the Fund” on pages 6, 10, 15, and 20.

(6) Describe briefly and state the approximate amount of, where practicable, any material interest, direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, any Parent or Subsidiary of the investment adviser (other than another Fund), or any Subsidiary of the Parent of such entities was or is to be a party.

Already included in the proxy statement. See “Relationships with the Fund” on pages 6, 10, 15, and 20.

(7) Disclose any financial condition of the investment adviser that is reasonably likely to impair the financial ability of the adviser to fulfill its commitment to the fund under the proposed investment advisory contract.

Information added to the proxy:

The investment adviser is not aware of any financial condition of any of the sub- advisers that is reasonably likely to impair the financial ability of the sub-advisers to fulfill their commitment to the fund under the proposed investment sub-advisory contracts.

(8) Describe the nature of the action to be taken on the investment advisory contract and the reasons therefor, the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.

Already described in the proxy statement. See “Terms of the Sub-Advisory Agreement” on pages 3, 8, 12, and 16.

(9) If a change in the investment advisory fee is sought, state: (i) The aggregate amount of the investment adviser's fee during the last year; (ii) The amount that the adviser would have received had the proposed fee been in effect; and (iii) The difference between the aggregate amounts stated in response to paragraphs (i) and (ii) of this item (c)(9) as a percentage of the amount stated in response to paragraph (i) of this item (c)(9).

No change in the investment advisory fee paid by the Funds is being sought.

(10) If the investment adviser acts as such with respect to any other Fund having a similar investment objective, identify and state the size of such other Fund and the rate of the investment adviser's compensation. Also indicate for any Fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Already disclosed in the proxy statement. See “Other Funds Advised by . . .” on pages 6, 10, 15, and 20.

(11) Discuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract.

Already disclosed in the proxy statement. See “Approval of Sub-Advisory Agreement by the Board of Trustees” on pages 4, 8, 13, and 17.

(12) Describe any arrangement or understanding made in connection with the proposed investment advisory contract with respect to the composition of the board of directors of the Fund or the investment adviser or with respect to the selection or appointment of any person to any office with either such company.

Already included in the proxy statement. See “Relationships with the Fund” on pages 6, 10, 15, and 20.

(13) For the most recently completed fiscal year, state: (i) The aggregate amount of commissions paid to any Affiliated Broker; and (ii) The percentage of the Fund's aggregate brokerage commissions paid to any such Affiliated Broker.

None. Already stated in the proxy statement. See last sentence in each Proposal on pages 6, 11, 15, and 20.

(14) Disclose the amount of any fees paid by the Fund to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund (other than under the investment advisory contract or for brokerage commissions). State whether these services will continue to be provided after the investment advisory contract is approved.

None.

GENERAL COMMENT 2 (APPLICABLE TO PROPOSALS 1, 2, 3A, AND 3B): INCLUDE A SUMMARY OF THE RESPECTIVE DUTIES OF THE INVESTMENT ADVISER AND THE SUB-ADVISER.

Information added to the proxy:

The Adviser is responsible for the overall supervision and management of the Fund’s operations.  The Adviser monitors the ongoing operational and investment performance of the Sub-Adviser(s).  These responsibilities include, among other things, monitoring on an ongoing basis the investment performance of the Sub-Adviser(s), both on an absolute and relative basis; formulating investment guidelines and recommendations on changes to the investment strategy and policies to the Board; recommending changes to the Board in sub-advisers and selecting replacement sub-advisers to present to the Board; evaluating the performance of service providers to the Fund, such as custodians and transfer agents; and monitoring compliance by the Sub-Adviser(s) with applicable federal securities laws and the Internal Revenue Code.  The Sub-Adviser is responsible for the day-to-day investment decision of the assets of the Fund allocated to it subject to the investment policies, guidelines and restrictions of the Fund and the supervision of the Board and the Adviser.   More specifically, the Sub-Adviser is responsible for determining which securities are to be purchased, sold or held by the Fund; selecting brokers to execute Fund transactions, and placing Fund transactions with such brokers; and to provide periodic reports to the Board and the Adviser.

COMMENT 3: FOR THE AMERICAN INDEPENDENCE NAVELLIER INTERNATIONAL FUND, EXPLAIN (A) WHAT EACH SUB-ADVISER IS RESPONSIBLE FOR AND (B) HOW IT WILL BE DETERMINED WHICH PORTION OF THE FUND’S PORTFOLIO WILL BE MANAGED BY EACH OF THE SUB-ADVISERS.

Information added to the proxy:

RiskX Investments will be responsible for, among other responsibilities, allocating the percentage of the Fund’s portfolio that each sub-adviser will be responsible for managing. If shareholders approve proposals 3a and 3b, RiskX Investments intends on initially allocating approximately 50% of the Fund’s assets to each sub-adviser. For example, if the Fund has $50 million in assets, each sub-adviser will be responsible for approximately $25 million worth of securities. The Adviser is responsible for the overall supervision and management of the Fund’s operations.  The Adviser monitors the ongoing operational and investment performance of the Sub-Adviser(s).  These responsibilities include, among other things, monitoring on an ongoing basis the investment performance of the Sub-Adviser(s), both on an absolute and relative basis; formulating investment guidelines and recommendations on changes to the investment strategy and policies to the Board; recommending changes to the Board in sub-advisers and selecting replacement sub-advisers to present to the Board; evaluating the performance of service providers to the Fund, such as custodians and transfer agents; and monitoring compliance by the Sub-Adviser(s) with applicable federal securities laws and the Internal Revenue Code.  The Sub-Adviser is responsible for the day-to-day investment decision of the assets of the Fund allocated to it subject to the investment policies, guidelines and restrictions of the Fund and the supervision of the Board and the Adviser.   More specifically, the Sub-Adviser is responsible for determining which securities are to be purchased, sold or held by the Fund; selecting brokers to execute Fund transactions, and placing Fund transactions with such brokers; and to provide periodic reports to the Board and the Adviser.

Please do not hesitate to contact me at 646-747-3490 should you have any questions pertaining to this response.

Very truly yours,

/s/ John J. Pileggi

John J. Pileggi

President

American Independence Funds Trust

enclosure